Filed by IAC/InterActiveCorp
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: IAC/InterActiveCorp
Commission File No.: 000-20570
Subject Company: Match Group, Inc.
Commission File No.: 001-37636
Date: February 12, 2020

THOMSON REUTERS STREETEVENTS

EDITED TRANSCRIPT

IAC - IAC/InterActiveCorp at Goldman Sachs Technology & Internet Conference

EVENT DATE/TIME: FEBRUARY 12, 2020 / 6:20PM GMT

CORPORATE PARTICIPANTS

Glenn Howard Schiffman IAC/InterActiveCorp - Executive VP & CFO

PRESENTATION

Unidentified Analyst

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Formerly Senior Managing Director at Guggenheim Securities. Thanks so much for joining us and participating in the conference, Glenn. I think Glenn has a presentation that he'd like to go over with you guys today, and then we'll open it up to Q&A and go through some questions at the end.

Glenn Howard Schiffman - IAC/InterActiveCorp - Executive VP & CFO

That'd be great. I'll try -- is the mic on? There we go. I'll try and -- thank you, by the way, and thanks for having us here. I'll go through the presentation relatively quickly. It'll be on our website. We do this at least once a year and try and keep it updated. And then I'm also told the presentation is on the Goldman Sachs app to make it easier for you guys -- for you all to follow.

2020 is our 25th anniversary at IAC, and our mission today is as relevant as it was in 1995 when Mr. Diller started this company. We're guided by a curiosity, a questioning of the status quo and a desire to invent or acquire new products and new brands. Our journey has been one of building, innovating, incubating, growing, acquiring, nurturing and spinning off our winners. In fact, we've created 10 public companies out of what was that small Silver King broadcasting business in 1995 with a $250 million market cap. And that $250 million market cap has become $60 billion, and that $60 billion is if you aggregate the 10 public companies that are all listed here. We currently have 3 of them, IAC, ANGI and Match, and our shareholders have the rest of them, the names on the bottom of the page.

In late December, we announced, we signed an agreement with Match that will provide for the distribution of our Match shares to our shareholders, creating the eighth independent public company. Again, out of that small Silver King communications.

Post Match, we are excited to build again. Building and rebuilding is very much part of our DNA. Post Match, this will be the fourth such build. You look at the bars that are circled, post the spin of 4 of our companies in 2008, we generated approximately $100 million of EBITDA. That $100 million grew to the $1 billion of EBITDA that we have now. And in those 12 years, that generated our shareholders a 28% compounded annual growth rate on the stock along the way. Those returns were driven by our businesses penetrating the large addressable markets in which we compete, particularly Match, and a strategic use of cash and deft capital structure management.

Specifically, we started post the spins with $1.6 billion of cash. That cash, pro forma the Match spin, will turn into $2.4 billion. And along the way, we spent $8 billion on M&A, share repurchases and dividends. We're able to generate all that capital by using the tools listed on the -- in the middle of the page: IPOs; the reinvestment of a prodigious amount of free cash flow; assets as M&A currency; prudent leverage; and of course, the pruning selective pruning of the portfolio. And all those tools remain in our toolkit.

Specifically turning to the Match spin. Currently -- or when we did the presentation, the IAC stock price at $254 a share, the IAC shareholder owns

2.6 shares of Match, 4.9 shares of ANGI, $7 of cash net of debt and everything else that we're going to talk about throughout the presentation.

Post separation, the IAC shareholders -- if again, the relationships that currently exist in the market between the 2 stocks stay the same, our shareholders will get for every share of IAC 2.4 shares of Match. That's lower than the 2.6 as we compensate Match for some of the net liabilities assumed in the spinoff. That aggregates to $189 price each share and $1 -- sorry, 1 share of IAC. And if you just assume the stock price stays the same and you back out the amount of Match value in an IAC share, that would indicate $65 per IAC share.

There's numerous benefits to the transaction for both parties. It gives our shareholders a direct interest in our Match shares, it capitalizes IAC for the next stage of our development, and it highlights the current, we think, undervalued assets within IAC, of which we're going to speak about today. For Match, it eliminates their dual-class capital structure, enhances trading liquidity and makes them index-eligible.

Before we turn to IAC ex Match, which is the bulk of this presentation, it's worth pausing on Match. Match is really in an elite category. Look at the right-hand side of the page, if you compare Match to the S&P 500 and you go through a nice fun funnel, let's screen for companies with revenues greater than $1 billion, then let's focus on revenues that grow -- sorry, companies that grow that revenue greater than 15% and then let's focus on companies that have an EBITDA margin of greater than 35%, and finally, companies that convert that EBITDA less CapEx to 95%, there are 3 such companies in the S&P 500. And with a market cap of greater than $25 billion and the associated liquidity, we think it'll be a special opportunity for investors and our shareholders.

Post Match, our rebuilding will be driven by these 6 growth engines, each of whom is barely penetrating the large addressable markets in which we compete. First, our largest subsidiary, ANGI Homeservices, the global leader in the home services marketplace. We connect homeowners to service professionals across 500 categories and 400 markets in the U.S. Vimeo, we provide video tools to power businesses and creators. Dotdash, one of the largest publishers online. We have approximately 10 distinct brands in large intent-driven categories, that's categories and content that is need to know. Mosaic Group, another growth engine of ours. We provide a portfolio of consumer utility apps. And then our most recent growth engine, we literally acquired it yesterday or closed on it yesterday, Care.com, the leading global marketplace for finding and managing family care. NurseFly and Bluecrew, our future of work, our next growth engine.

We match workers

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hospitality, events and healthcare industries. We'll go through all these in detail. And importantly, pro forma the Match spin, we'll have $2.4 billion of cash -- a minimum of $2.4 billion of cash and 0 debt.

Turning to ANGI. ANGI closed the year, look on the left-hand side of the slide, at $1.3 billion of revenue. And we expect 20% to 25% top line growth for the foreseeable future. In 2019, we clocked 15% EBITDA margins and are suppressing those margins again in 2020 to invest in category expansion.

Why are we doing that? It's simple because despite our scale, the opportunity is large and the category is only just starting to make its transition online. And we want to invest and to continue to transform the category.

A home is the largest investment that most of us and most Americans will ever make in their lives, and we are making it easier for you and them to care for your home. As this category has evolved, we have been at the forefront of innovating. Our most recent innovation, on the right side of the page, is prepriced transactions for over 150 of our tasks. And this takes the conversation from, oh, no, we have to get this fixed to done with a few easy clicks, a few easy swipes, all the while adding tremendous value to our service professionals on the network and delighting our customers.

Where do we stand now? There are 2 sides to our marketplace, no competitor is even close here. On the demand side, we've served 12% of the homeowners in the U.S., that's 27 million service requests this past year. On the supply side, on the right-hand side of the page, we have 250,000 service providers covering 500 tasks. This is all serviced by 3 brands in the U.S. and 5 brands in Europe. Incidentally, the TAM in Europe -- for all of Europe is the same size as the U.S. for the markets in which we compete is $300 billion. And with our scale, we can deliver services at the touch of a button. As we remove friction in marketplaces, as you all know, and particularly in home services, we think our TAM increases, customer satisfaction increases, our leadership position increases and our opportunity accelerates. And we firmly believe fixed price will help us get there and drive towards our long-term financial targets, again, all the while delighting our customers and growing that TAM.

Turning to Vimeo. Vimeo is a SaaS video tools provider. Look on the left, 1.2 million subscribers, and they're subscribers that on average are on our platform for 4.5 to 5 years with attractive net revenue retention, obviously, an attractive lifetime values. LTM revenue this year, slightly under $200 million. The vast majority of it is recurring. This revenue is from business and careers, who pay us to help them with video.

IAC likes to invest in businesses where the future is obvious. So question, in the future, will there be more or less video online? That's an easy one. And Vimeo will be the one selling the picks and axes in that gold rush. With our tools, you can create videos in literally minutes. Anyone can do it, create, edit, customize, distribute, monitor and measure globally, easily and efficiently. And this will come in handy as every business needs video, just like a decade or 2 ago, every business needed a website. This is our opportunity listed on this page. It's websites, it's social media pages, it's e-commerce listings. And the growth here, we think, is explosive.

Even faster than this growth, we think, is the enterprise opportunity, and we're working with enterprises for their media needs and corporate communication. Currently, 60% of the Fortune 500 companies have a Vimeo account, and we're only just ramping this business. You may have heard on our earnings call, this enterprise business grew revenue 45%, bookings grew even faster, which means we're going to be accelerating from here.

Turning to Dotdash. We focus on need-to-know content. That's not sports, that's not entertainment, that's not news or gossip, but approximately 10 brands in deep and large intent-driven categories.

This year, we generated $168 million of revenue. We've had an impressive revenue CAGR, and our goal is to keep revenue growth greater here than 20%. We expect to -- and we also expect whilst doing that to continue to deliver incremental margin as we invest in pushing that top line and penetrating the categories, the categories in which we compete.

Our playbook is simple, outlined on this page. We provide the freshest, newest content, we render the fastest sites, and we have the fewest ads. Again, we want it to be the best user experience for people on our site. The search engines then, therefore, will reward us, the advertisers then, therefore, will reward us, and our customers will come back.

We compete in very large categories where there is a ton of market share to capture. We, in this category, are the attacker, we're the innovator, and increasingly, we're the winner. And our strategy includes going deep and wider in each of these verticals through content, investment and M&A.

Turning to Applications. It is a tale of 2 cities in this category. First, we have a high-growth Mobile business, approximately $200 million of revenue where we create, acquire, optimize and market mobile apps. This growth engine was born out of the expertise our team had in the Desktop business and literally had 0 revenue about 4 years ago.

On the right hand side of the slide, the second piece of this segment, our Desktop business, which has been in decline and remains volatile. But we expect that business to stabilize. We say that softly because that hasn't been the case over the foreseeable past. And in fact, we started fielding questions 6, 7 years ago about the eventual demise of this business. And since we started fielding questions, we've generated over $1 billion of EBITDA in this segment, and we think there is more running room here. But Mobile is our future. And soon, Mobile will be greater than 50% of the segment. And over the next couple of years, return this segment, we think, to growth. It's 45% of the segment in the fourth quarter.

Our mobile apps business includes 40 apps spanning multiple categories, providing daily utility and sticky functionality to our users. In fact, 25% of our 3.6 million customers have been on the platform greater than a year, a metric we hope to continue to migrate higher.

To complete the snapshot of IAC, we have a bunch of other assets, some of which we'll go into, that range from the mature cash cows, such as the Ask Media Group, to explosive new growth engines, NurseFly and Bluecrew, to our new incubator that was creatively named NewCo to Turo, which is our significant minority investment and the largest peer-to-peer car sharing platform in the world, and the growth of that business dwarfs most, if not all, of the companies on this page.

Turning to Care.com. As I said, we closed this acquisition literally yesterday for $500 million of enterprise value. We talked on the conference call, we analogize this to our acquisition of ServiceMagic many years ago that has turned into ANGI Homeservices. This opportunity has so many characteristics we love, a large addressable market, fragmented supply and demand, a category ripe for online penetration, begging for innovation, true network effects where the incremental user on the platform makes it better for the first user on the platform. A fantastic brand, enough scale to matter and enough scale to innovate. Obviously, more to come on this, but we think this could be our next great marketplace business.

Turning to Ask, the Ask Media Group. This steady cash flow helps us pay the bills to invest in our growth engines. And through tight disciplined management and deft execution, this business continues to defy the naysayers and deliver for us.

Our last marketplace businesses are what we call the future of work. We think in the work for a lot of categories, a platform could be better at sourcing workers than human beings. So far, we have 2 prongs in that strategy, Bluecrew, which is real-time matching of workers to open jobs events, like industrial and hospitality, and NurseFly in the healthcare segment. It's very early here, but we have a thesis, and we're trying to transform the future of work and sourcing talent.

So what's next? It'll be more of the same. It'll be executing our playbook, and that -- and our playbook is simple. We buy, build, manage and grow businesses that capitalize on the transition from offline to online. Those are the ones in our portfolio at the top of the page, and those are the ones that we hope to acquire.

When we manage these businesses and grow these businesses, we apply our operational expertise, including leveraging the internet's largest platforms, customer acquisition, expertise in monetizing and product development, and then we allocate capital strategically. We invest in our businesses, we do M&A, and we like to buy back shares. And this formula has worked for us since 1995. You see the return of $1 invested has dwarfed the return -- $1 invested in IAC at that time has dwarfed the return of the S&P 500. And with a little luck, we think our best days are ahead of us.

And with that, Michael, we'll go back to questions.

QUESTIONS AND ANSWERS

Unidentified Analyst

That's great. Thank you so much for that overview. Maybe I'll sneak in one or two questions and then open it up to the audience. Just starting out on ANGI. I think it makes a lot of sense to people that fixed-priced investments is -- or the fixed-price product is a superior product, both for the homeowner and the SP. Could you just talk a little bit about what you see as the opportunity there? How quickly or how long will it take to ramp up? And how should we think about how that affects the P&L and the core business?

Glenn Howard Schiffman - IAC/InterActiveCorp - Executive VP & CFO

Yes. So we'll be guided by the market. We'll be guided by, frankly, our success or failure in terms of how fast we ramp. We have a great window in the fixed price right now. About 1 year and a couple of months back, we bought Handy. And Handy provided fixed-price services for a few tasks, particularly maids and handymen. And what -- we saw some interesting things there. We saw great customer satisfaction, great NPS. We saw nice repeat rate, and we saw a opportunity to grow a healthy SP base. And then we said, wow, for a certain category of our tasks, that is really transferable. So we started working on that and expanding the categories that we went after fixed price. And then over the summer, we said, let's make that a core strategic priority, and we told the world we're going to get to, I think, what, 125 tasks by the first quarter. And we continued to see really nice proof points along the way and we accelerated our investments. So now instead of 125 by the first quarter, we're now ahead of that at 150, and we got there a lot sooner. And again, we're going to see how it ramps. We're going to see the consumer receptivity to meet our overall investment.

Right now, we're in the low consideration tasks. We think that comprises about $50 billion of gross transaction value out of the 40 -- $400 billion I spoke about. And we think a fair amount of that $50 billion can come on our platform, and that's what we're going after. And then eventually, we think there's another $150 billion to $200 billion of TAM in the medium consideration tasks, which we're not really in yet, but we think a portion of that could go to fixed price.

So we're not yet going to handicap how far or how deep or how wide, so to speak, but we think for the $50 billion, for sure, a lot, and for the $150 billion to $200 billion, a decent amount.

In terms of how that affects the P&L, as you know, we're moving to gross revenue recognition from net revenue recognition. So obviously, that'll be accretive to growth on a gross basis. And the beauty of fixed prices, there's more dollars at play. Our revenue per service request this past quarter was $39 per service request. And on average, we think our low consideration tasks are about a $500 price point on average. So if you apply whatever take rate you want to apply to, that's clearly accretive to the $39. And then the fulfillment costs over time -- not now, but over time, should be even better than our core SR monetization. So our contribution margin will be even higher than our current SR. And again, we have perfect information because we see it in Handy right now. Handy, we have higher gross revenue, net revenue and contribution than a corresponding SR going through the HomeAdvisor platform.

And then if I can make a short answer even longer, we think the path to achieving our long-term EBITDA margins are through this because the 3 biggest levers we have in driving EBITDA margin is repeat use, SP retention and minimizing and lowering the number of 0 accepts. And we think fixed price addresses it all.

Unidentified Analyst

Okay. Great. Why don't I see if there are any questions from the audience? And if not, I can fill some in. We have one right over there.

Unidentified Analyst

I say this -- I ask this knowing the -- probably the answer, but I'm just curious why -- given that you have so many different businesses, why -- basically, why no tracking stocks? Just your thoughts on that. Is it better to be reporting as a conglomerate? Is it better to be aligning incentives as a quality conglomerate? Or is it just not worth a hassle and -- of issuing those kinds of complex securities that don't always see a lot of investor acceptance?

Glenn Howard Schiffman - IAC/InterActiveCorp - Executive VP & CFO

Yes. I think as you prefaced in your question, I think you answered the question. And we like to buy, build and nurture these businesses. And sometimes they're better nurtured in the womb, so to speak, and let them grow and feed them. Let them take real risks that maybe they couldn't take on their own. And we can do that. Care.com, we just acquired. I think they were hamstrung as -- on the hamster wheel of being a public company and not being able to make the investments to innovate and not being able to maximize their opportunity. We're not going to do that. We're going to invest aggressively there. As we said in the press release, we're -- that business is going to lose money the first year under our watch. Intelligently so, but it's going to lose money. That business as a tracking stock probably wouldn't attract a lot of investors if we told people that was -- we were going to take this business with an LTM, $200 million of revenue, growing whatever to that 10% to 15% and $20 million of EBITDA. And we said the first thing we're going to do is lose money. That wouldn't work out so well. So it gives us degrees of freedom.

Unidentified Analyst

I was just hoping we could go into the weeds on ANGI for just a minute. On the earnings call, you had some new metrics around transacting SPs as opposed to just SPs that were generating revenue through subscriptions. You had mentioned that you had given away some packages. You had some new packages that gave those away for free, yet there was still a pretty sharp deceleration in that number, I think it was 15% to 8% there. Given that you are now giving subscriptions away for free to some of these SPs, I was wondering why that number decelerated so. And then maybe if you could just elaborate a little more on the thought process of giving those away and how that impacts fixed price.

Glenn Howard Schiffman - IAC/InterActiveCorp - Executive VP & CFO

Yes. So the de-sell largely was seasonality. In the fourth quarter, SPs tend not to transact as much as they do in other quarters, particularly around Handy. And nominal numbers of SPs belie a couple of things. One, importantly, is the amount of budget we get from SPs and how much work the SPs do outside of their budget on our platform. So you have to look at that statistic in the same funnel as revenue per SP. And you saw revenue per SP for the fourth quarter at a record number. Our revenue per SP was up 20% year-over-year, revenue per transacting SPs was up around 15%. So you got to look at them through the same vein.

And in terms of the change in sales strategy, the goal was to open up the funnel as much as possible. The subscription element of the package is intimidating to some SPs. And now that we have more products, we have the opt-in product, we have a fixed-price product, it's a complement to some of our other historical innovations around Instant Book and Instant Connect, we now can service them in so many different ways. So we don't want to isolate the SPs we're going after. So it was a desire to open up the top of the funnel there. And as a result, we didn't generate membership SPs in the fourth quarter. And some of our membership SPs whose subscription was rolling over, we didn't also renew those to a subscription. So therein lies the de-sell to 3%. And we've said, we think that 3% is probably going to be at that level, maybe even lower, for the balance of the year as we focus on transacting SPs and try and give you the true metrics on what drives the business, and that's price times volume.

Unidentified Analyst

Great. Maybe I can get a bigger picture question in. 2019 was a year where IAC gave a lot more disclosures around Vimeo and Dotdash. And obviously, you guys have just closed on Care. As you look out to the next 3 years and 5 years, what would your recommendation be to investors on where to really focus their time? Should we really be unpacking what's happening in Vimeo and better understanding the enterprise opportunity, for instance? Should we be focusing on Care? Or should we be focusing on what type of deals could potentially come in the marketplace over the next year or 2?

Glenn Howard Schiffman - IAC/InterActiveCorp - Executive VP & CFO

Yes. I would focus on our existing assets. It's worthless to speculate on what we may or may not do with our cash. When I joined in 2016, I think our stock price was about $45 to $50 per share. And my initial -- and I did a lot of work, sum of the parts before I joined, and -- to understand this a little better. And my opening mantra to investors, my own perspective, is just get one business right. And when we spin off -- if and when we spin off Match, which we're obviously on track to doing said action, and our stock price is $63 or $65 that we laid out due to pure math on the chart, I think we'll be back in that land. We're -- all you got to do is get one of our businesses right. And then get one right, and then get the next one, right? So pick any one. ANGI Homeservices is the biggest one, so that's probably -- with the most amount of material and information out there. But I think we're going to be back in the land where all you got to do is get one business right to see real value in the overall stock.

Unidentified Analyst

Okay. And then could you talk a little bit about the opportunity that you see in Care? I know that we'll probably get more details on that in the future. Do you see that as an asset where you can leverage your knowledge of local marketplaces that you guys have garnered from ANGI where you see really meaningful opportunities to improve some of their KPIs? Is that an asset where it probably stands on its legs on its own right? I just would love to hear your view.

Glenn Howard Schiffman - IAC/InterActiveCorp - Executive VP & CFO

At some point, it will. Look, I think it's simple. I think it's product improvements, I think it's marketing improvements, and I think it's taking more risk and investing. And I think it's adding functionality that we have at ANGI Homeservices. I think it's investing aggressively and always every single day in safety, which is important on every one of our platforms. And I think it's, over time, maybe even adding -- sprinkling a little M&A into it.

Unidentified Analyst

Okay. And I was just wondering, is there any update on the secondary sale of $1.5 billion of Match sales -- Match shares that you can give us?

Glenn Howard Schiffman - IAC/InterActiveCorp - Executive VP & CFO

No. No update. As we said, it'll depend on the facts and circumstances at the time. And we -- it'll depend on, obviously, our competing needs for capital, ultimately, our judgment, whether we should distribute more shares to our shareholders or have more cash at IAC. It depends on the nature of the investors who do approach us and are interested in it.

Unidentified Analyst

Okay. We'll have that last question over there.

=

Unidentified Analyst

Looking at Vimeo now that you've layered in Magisto as a top-of-funnel acquisition, are there other features or products out there that you guys feel need to be built into the platform to really accelerate it? Or do you have what you need now, and it's more about execution on the sales playbook?

Glenn Howard Schiffman - IAC/InterActiveCorp - Executive VP & CFO

Yes. It's the latter. We feel we have all the tools. There's nothing we feel we need. But I think over time, as we continue to grow with enterprises and SMBs and understand their needs and understand how to continue to win in that category, I'll bet there will be more M&A in Vimeo. But there's nothing we need right now.

Unidentified Analyst

Okay. Great. Well, thank you so much for the presentation and the time, Glenn. That was fantastic.

Glenn Howard Schiffman - IAC/InterActiveCorp - Executive VP & CFO

Thank you.

No Offer or Solicitation / Additional Information and Where to Find It

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

This communication is being made in respect of a proposed transaction involving IAC/InterActiveCorp (“IAC”), IAC Holdings, Inc. (“New IAC”) and Match Group, Inc. (“Match”). In connection with the proposed transaction, IAC, New IAC and Match intend to file relevant materials with the SEC, including a joint registration statement on Form S-4 to be filed by IAC and New IAC that will include a preliminary joint proxy statement of IAC and Match. The information in the preliminary joint proxy statement/prospectus will not be complete and may be changed. Each of IAC and Match will deliver the definitive joint proxy statement to their shareholders as required by applicable law. This communication is not a substitute for any proxy statement or any other document that may be filed with the SEC in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS OF IAC AND MATCH ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by IAC (when they become available) may be obtained free of charge on IAC’s website at www.iac.com. Copies of documents filed with the SEC by Match (when they become available) may also be obtained free of charge on Match’s website at www.mtch.com.

Participants in the Solicitation

IAC and Match and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective shareholders in favor of the proposed transaction under the rules of the SEC. Information about IAC’s directors and executive officers is available in IAC’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on March 1, 2019, and IAC’s definitive proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on April 30, 2019. Information about Match’s directors and executive officers is available in Match’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 28, 2019, and Match’s definitive proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on April 30, 2019. Additional information regarding participants in the proxy solicitations and a description of their direct and indirect interests will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

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